UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No.: *

Name of Issuer: athenahealth, Inc.

Title of Class of Securities: Common Stock

CUSIP Number: 04685W103

This notice is in reference to a filing submitted by Janus Capital Management LLC on 2017-06-12, accession number 0000812295-17-000121.
This filing was submitted in error under the Janus Capital Management LLC CIK and should be disregarded. The correct filing was submitted under the Janus Henderson Group plc CIK.